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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Daniel A. Borders
    2334 Village Drive
    Louisville, KY 40205

2.  Date of Event Requiring Statement (Month/Day/Year)

    February 28, 2000

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Webvan Group, Inc. (WBVN)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

    Common Stock      1,205,130           D
                      1,275,000           I               By Trust(1)
                     31,438,283           I               By Trust(2)
                        113,700           I               By Trusts(3)



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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date




Explanation of Responses:

(1) Held by Daniel A. Borders GRAT I for the benefit of Reporting
Person.

(2) Held by Borders 1997 Family Trust, of which Reporting Person is the Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(3) Held in various trusts for the benefit of family members of Reporting Person, of which (except with respect to 3,600 shares) Reporting Person is Trustee. The Reporting Person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

SIGNATURE OF REPORTING PERSON

/s/ Daniel A. Borders
___________________________
Daniel A. Borders

DATE:

March 10, 2000








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